Exhibit 5.1

[Letterhead of Simpson Thacher & Bartlett LLP]

September 12, 2024

Sirius XM Holdings Inc.

1221 Avenue of the Americas, 35th Floor

New York, New York 10020

Ladies and Gentlemen:

We have acted as counsel to Sirius XM Holdings Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-8 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the issuance by the Company of up to an aggregate of (i) 35,000,000 shares of common stock, par value $0.001 per share (the “Shares”), which may be issued pursuant to the Sirius XM Holdings Inc. 2024 Long-Term Stock Incentive Plan (the “LTIP”), and (ii) $20,000,000 of deferred compensation obligations (the “Deferred Compensation Obligations”), which may be issued pursuant to the Sirius XM Holdings Inc. Deferred Compensation Plan (the “Deferred Compensation Plan,” and together with the LTIP, the “Plans”).

We have examined the Registration Statement and the Plans, which have been filed with the Commission as exhibits to the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. For purposes of our opinion set forth below in paragraph 2, we have assumed that the Deferred Compensation Plan has been established and is intended to be maintained as a “top-hat” plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is a plan that is unfunded and maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1.	Upon issuance and delivery in accordance with the provisions of the LTIP, any newly issued Shares will be validly issued, fully paid and nonassessable.

2.	The issuance of the Deferred Compensation Obligations have been duly authorized.

3.	Assuming due execution, authentication, issuance and delivery of the Deferred Compensation Obligations, when deferrals are credited on behalf of the participants in accordance with the terms of the Deferred Compensation Plan, the Deferred Compensation Obligations will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with the terms of the Deferred Compensation Plan.

4.	The provisions of the Deferred Compensation Plan comply with the requirements of ERISA applicable to “top-hat” plans.

Our opinion set forth in paragraph 3 above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

We do not express any opinion herein concerning any law other than the law of the State of Delaware.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP